Exhibit 99.1

Sapiens Joins Forces with Microsoft to Leverage Generative AI for Insurers

The integration opens up new market opportunities for insurers worldwide

Barcelona, Spain May 23,2023 —Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today an agreement to integrate Microsoft Azure OpenAI Service to harness the most advanced generative AI models and tools for the insurance industry.

Sapiens will integrate Microsoft Azure OpenAI and Azure Power Virtual Agents to provide generative AI solutions for insurance companies, allowing customers to easily navigate complex documents such as policies, terms and conditions, and more, using natural large language AI models.

Sapiens’ AI, cognitive services and process automation can empower insurers through the entire insurance value chain, to provide instant answers across multiple domains of customer interaction in a multitude of languages, enhancing the customer experience while reducing the high volume of calls live agents and relevant personnel typically receive. It can also assist in underwriters’ day-to-day activities and reduce time around claims processing and fraud detection.

“We are excited to launch the next-generation AI tools for insurers and collaborate with Microsoft on delivering the most innovative solutions,” says Alex Zukerman, Chief Strategy Officer at Sapiens. “Generative AI’s potential as a revolutionary enabler for the insurance industry is enormous, and now is the time for insurance companies to discover how it can contribute to facilitating and growing their business.”

“We see the potential for what generative AI can do for the next generation of insurance solutions,” said Dalia Ophir, Director, Worldwide Financial Services Industry. “Sapiens integration of Azure OpenAI allows us to explore and define the right solutions for insurers worldwide. As generative AI continues to evolve, we look forward to bringing forth innovative ways to improve and streamline insurance processes and operations.”

At Sapiens’ International Client Conference, taking place in Barcelona this week, Sapiens is presenting the strategic collaboration partnership with Microsoft and how they are working together to bring generative AI solutions to Insurers and customers.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management.

Investor and Media Contact

Yaffa Cohen-Ifrah
Chief Marketing Officer and Head of Corporate Communications
Sapiens International
Mobile: +1-201-250-9414
Phone: +972-3-790-2026
Email: Yaffa.cohen-ifrah@sapiens.com

Forward-Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.